# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maase Inc., CIK 0001750264
CUSIP: G4453R115
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Address of issuer's principal executive offices: Bldg 48, Zhixin Manufacturing Vly, No. 52 Yangzhou Road,, Laixi, Qingdao, Shandong, China (F4), 266000
Date of event which requires filing of this statement: 03/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002114414

## Reporting persons
- YCY Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 45,000,000; shared voting power 0; sole dispositive power 45,000,000; shared dispositive power 0; aggregate amount beneficially owned 45,000,000 (10.18% of the class)
  Comment: Note to Rows 5, 7, 9: Includes 45,000,000 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by YCY Management Company Limited. YCY Management Company Limited is wholly owned by YAP CHEE WEE.
  
  Note to Row 11: The percentage calculation is based on 442,175,578 ordinary shares (excluding treasury shares), comprising of 435,508,910 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of March 30, 2026 according to records of the Issuer.
- YAP CHEE WEE: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 45,000,000; shared voting power 0; sole dispositive power 45,000,000; shared dispositive power 0; aggregate amount beneficially owned 45,000,000 (10.18% of the class)
  Comment: Note to Rows 5, 7, 9: Includes 45,000,000 Class A ordinary shares, par value $0.09 per share, of the Issuer held by YCY Management Company Limited. YCY Management Company Limited is wholly owned by YAP CHEE WEE.
  
  Note to Row 11: The percentage calculation is based on 442,175,578 ordinary shares (excluding treasury shares), comprising of 435,508,910 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of March 30, 2026 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: Maase Inc.
Address of issuer's principal executive offices: Bldg 48, Zhixin Manufacturing Vly Industrial Park, No. 52 Yangzhou Road, Laixi, Qingdao, Shandong, People's Republic of China, 266000.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of the following persons (collectively, the "Reporting Persons")

(i) YCY Management Company Limited
(ii) YAP CHEE WEE
Address of principal business office or, if none, residence:
The principal business office of YCY Management Company Limited is Rm502C 5/F Ho King Comm Ctr 2-16 FA, Yuen St, Mongkok KL, Hong Kong.

The address of YAP CHEE WEE is 156 HAIG ROAD, #07-01 HAIG COURT, Singapore 438793.
Citizenship:
YCY Management Company Limited is a Hong Kong company.

YAP CHEE WEE is a citizen of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: For information regarding beneficial ownership of the Reporting Persons, see the information presented on the cover pages of this Schedule 13G.
Percent of class: For information regarding beneficial ownership of the Reporting Persons, see the information presented on the cover pages of this Schedule 13G.
Sole power to vote or to direct the vote: For information regarding beneficial ownership of the Reporting Persons, see the information presented on the cover pages of this Schedule 13G.
Shared power to vote or to direct the vote: For information regarding beneficial ownership of the Reporting Persons, see the information presented on the cover pages of this Schedule 13G.
Sole power to dispose or to direct the disposition: For information regarding beneficial ownership of the Reporting Persons, see the information presented on the cover pages of this Schedule 13G.
Shared power to dispose or to direct the disposition: For information regarding beneficial ownership of the Reporting Persons, see the information presented on the cover pages of this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - JOINT FILING AGREEMENT

## Signatures
- YCY Management Company Limited: /s/ YAP CHEE WEE, YAP CHEE WEE, Shareholder (04/06/2026)
- YAP CHEE WEE: /s/ YAP CHEE WEE, YAP CHEE WEE, Shareholder (04/06/2026)